Delisting Determination,The Nasdaq Stock Market, LLC,
February 18, 2010, Columbia Bancorp. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Columbia Bancorp
(the Company), effective at the opening of the trading session on March 1, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5101, 5110(b), and IM-5101-1. The Company was notified of the Staffs determination on January 25, 2010.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 3, 2010.